February 4, 2020

Darrell J. Mays
Chief Executive Officer
Pensare Acquisition Corp.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

       Re: Pensare Acquisition Corp.
           Preliminary Revised Proxy Statement on Schedule 14A
           Filed January 23, 2020
           File No. 001-38167

Dear Mr. Mays:

       We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 11, 2020.

Preliminary Revised Proxy Statement on Schedule 14A

Risk Factors
Our amended and restated certificate of incorporation will provide..., page 53

1. You state that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Revise your filing to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
 Darrell J. Mays
FirstName LastNameDarrell J. Mays
Pensare Acquisition Corp.
Comapany NamePensare Acquisition Corp.
February 4, 2020
Page 2
February 4, 2020 Page 2
FirstName LastName
Executive Compensation of Computex, page 142

2. Please update Computex's executive compensation disclosure to include compensation paid during the fiscal year ended December 31, 2019. Refer to Item 402(n) of Regulation
         S-K.
Revenue Recognition, page F-57

3. We acknowledge your responses to prior comments 9 and 10. We are continuing to evaluate your responses along with the pending adoption of ASC 606. We may have further comments.
Financial Statements
Stratos Management Systems, Inc.
Financial Statements for the years ended December 31, 2018, 2017 and 2016
Note 1. Summary of Significant Accounting Policies
Recently Issued Accounting Standards, page F-92

4. You state that you expect to begin evaluating the effects of the revenue recognition ASUs
         (ASC 606) during the fourth quarter of 2019. Please revise to provide a qualitative discussion of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the standard that you expect to apply and a comparison to your current revenue recognition and disclosure policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. Also, to the extent that you determine the quantitative impact that adoption of ASC 606 will have on your results or financial position, please also disclose such amounts. In addition, if the change in revenue recognition policy is material and represent a fundamental change, please consider adding disclosure within MD&A and other appropriate sections of your filing to highlight the change. Further, if the change has not been identified and is unknown please add disclosure to highlight any uncertainty the new policy will have on your revenue presentation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Darrell J. Mays
Pensare Acquisition Corp.
February 4, 2020
Page 3

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameDarrell J. Mays
                                                          Division of
Corporation Finance
Comapany NamePensare Acquisition Corp.
                                                          Office of Technology
February 4, 2020 Page 3
cc:       Jason Simon
FirstName LastName